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2/20/13

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SEC[barcode]MISSION



13010310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39356

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2012** AND ENDING **December 31, 2012**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wedgewood Partners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

9909 Clayton Road
(No. and Street)

St. Louis   Missouri   63124
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm, LLP
(Name – if individual, state last, first, middle name)

1600 S. Brentwood Blvd.   St. Louis   MO   63101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DD
2/22/13

OATH OR AFFIRMATION

I, __Anthony L. Guerrerio__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wedgewood Partners, Inc.__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

| T. M. WEBER |
| Notary Public-Notary Seal |
| State of Missouri, Jefferson County |
| Commission # 12539378 |
| My Commission Expires Apr 21, 2016 |

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wedgewood Partners, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	911,825
Marketable securities, at fair value		215,281
Receivable from clearing organization		23,745
Receivables from customers		297,289
Prepaid expenses		157,756
Equipment and leasehold improvements, net		109,777
Total Assets	$	1,715,673

Liabilities and Stockholders' Equity

Liabilities
Accounts payable and accrued expenses	$	6,288

Stockholders' Equity
Class A voting common stock, $1 par value
  Authorized - 15,000 shares

Issued and outstanding - 11,091 shares		11,091

Class B non-voting common stock, $1 par value
  Authorized - 135,000 shares

Issued and outstanding - 99,818 shares		99,818
Additional paid-in capital		673,475
Retained earnings		925,001
Total Stockholders' Equity		1,709,385
Total Liabilities and Stockholders' Equity	$	1,715,673

Wedgewood Partners, Inc.
Statement of Income
Year Ended December 31, 2012

Revenues		
Commissions	$	212,843
Investment company shares		41,317
Investment advisory fees		8,109,154
Interest and dividends		54,717
Other income		10,999
		8,429,030
Expenses		
Employee compensation and benefits		3,506,647
Data communication expenses		240,858
Operating expenses		665,313
Occupancy expenses		153,314
Clearance fees		82,607
Other expenses		1,235
		4,649,974
Net Income	$	3,779,056

Wedgewood Partners, Inc.
Statement of Changes In Stockholders' Equity
Year Ended December 31, 2012

	Common Stock				Additional Paid-in Capital	Retained Earnings	Total
	Class A		Class B				
	Shares	Amount	Shares	Amount			
December 31, 2011	110,909	$ 110,909	-	$ -	$ 673,475	$ 610,945	$ 1,395,329
Net income	-	-	-	-	-	3,779,056	3,779,056
Transfer of stock	(99,818)	(99,818)	99,818	99,818	-	-	-
Distributions to stockholders	-	-	-	-	-	(3,465,000)	(3,465,000)
December 31, 2012	11,091	$ 11,091	99,818	$ 99,818	$ 673,475	$ 925,001	$ 1,709,385

Wedgewood Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities	
Net income	$ 3,779,056
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	30,240
Gain on disposal of equipment	(1,563)
(Increase) decrease in assets	
Marketable securities	540,533
Receivable from clearing organization	2,139
Receivables from customers	(266,663)
Prepaid expenses	(96,814)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(351)
Net Cash Provided by Operating Activities	3,986,577
Cash Flows From Investing Activities	
Purchase of equipment and leasehold improvements	(72,309)
Net Cash Used in Investing Activities	(72,309)
Cash Flows From Financing Activities	
Distributions to stockholders	(3,465,000)
Net Cash Used in Financing Activities	(3,465,000)
Net Increase in Cash	449,268
Cash, Beginning of Year	462,557
Cash, End of Year	$ 911,825

A.   **Nature of Operations and Basis of Presentation**

Nature of Operations

Wedgewood Partners, Inc. (the "Company") was incorporated May 25, 1988. The Company is a broker of stocks, bonds, mutual funds and other securities and also provides investment advisory services. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation ("SIPC"). The Company's services are performed primarily in the St. Louis, Missouri metropolitan area for customers nationwide.

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash and/or securities be maintained with the broker-dealer. At December 31, 2012, the Company has $215,281 included in marketable securities relating to this requirement.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B.   **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3.

Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash, receivables, and accounts payable and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Marketable Securities

As of December 31, 2012, the Company classifies all marketable securities as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Dividend and interest income is recognized when earned. Securities transactions are recorded on the settlement-date basis.

Receivables

Receivables are uncollateralized obligations due from customers and a clearing organization under normal trade terms generally requiring payment within 30 days.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of receivables, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated receivables are reduced when the receivables are determined to be uncollectible. Currently, the Company considers receivables to be fully collectible.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

The estimated lives for computing depreciation and amortization on property and equipment are:

Classification	Years
Leasehold improvements	3-6
Furniture and fixtures	7
Computer software	3
Computer hardware	5
Artwork	7

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, receivables, and marketable securities. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") on an unlimited basis through December 31, 2012. Effective January 1, 2013, the FDIC's unlimited insurance for non-interest bearing accounts has expired. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2012. The Company maintains its marketable securities primarily with one brokerage firm. Securities held at this firm are insured by the SIPC up to $500,000.

Revenue Recognition

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are recognized as earned.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising costs included in operating expenses totaled $20,945 for the year ended December 31, 2012.

Income Taxes

The stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Earnings and losses after the date of election are included in the personal income tax returns of the stockholders. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2009. As of and for the year ended December 31, 2012, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 6, 2013, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

C.   Marketable Securities

The fair value of investments is measured as follows at December 31, 2012:

	Total	Fair Value Measurements Level 1	Level 2	Level 3
Municipal and government bonds	$ 29,476	$ -	$ 29,476	$ -
Mutual funds	185,805	185,805	-	-
	$ 215,281	$ 185,805	$ 29,476	$ -

Level 1 investments consist of publicly traded securities. These securities are traded on national exchanges and are stated at the last reported sales price on the day of valuation.

Level 2 investments consist of government and agency bonds. These securities are valued using evaluated pricing, which incorporates modeling techniques, information from extensive market sources, observed transaction data, credit quality information, perceived market movements, news, and other relevant information.

Realized gains of $1,338 and unrealized gains of $1,029 are included in other income in the statement of income.

D.   Equipment and Leasehold Improvements

Equipment and leasehold improvements at December 31, 2012, are as follows:

Leasehold improvements	$ 180,903
Furniture and fixtures	330,895
Computer software	104,830
Computer hardware	29,181
Artwork	22,744
	668,553
Less accumulated depreciation and amortization	558,776
	$ 109,777

Depreciation and amortization for the year ended December 31, 2012 totaled $30,240.

E.   Member Allocations and Distribution Preferences

The Company has Class A (voting) and Class B (nonvoting) units which are subject to the same allocations and distribution preferences. Accumulated profits and losses are to be allocated among the holders of Class A and Class B members in accordance with their ownership percentages. Upon liquidation, distributions are first made to Class A and B members in an amount equal to their net capital contribution, then equally among the Class A and B members.

F.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2012, the Company was in compliance with both of the above-stated net capital rules.

Wedgewood Partners, Inc.
Notes to Financial Statements
December 31, 2012

G. Leases

The Company leases office space under a noncancelable operating lease. Future minimum lease payments at December 31, 2012 are as follows:

Years Ending December 31,

2013	$	111,792
2014		46,580
	$	158,372

Rent expense related to operating leases for the year ended December 31, 2012 totaled $122,820.

H. Retirement Plans

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $264,378 for the year ended December 31, 2012.

I. Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Wedgewood Partners, Inc.
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2012

Total Stockholders' Equity	$ 1,709,385
Less non-allowable assets:	
Equipment and leasehold improvements, net	109,777
12b-1 Fees receivable from clearing organization	1,341
Receivables from customers	297,289
Prepaid expenses	157,756
Total non-allowable assets	566,163
Net capital before haircuts on securities positions	1,143,222
Haircuts on securities:	
Exempt securities	2,056
Other securities	27,870
Total haircuts on securities	29,926
Net Capital	$ 1,113,296
Aggregate Indebtedness	$ 6,288
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 863,296
Ratio of Aggregate Indebtedness to Net Capital	.56 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating To The Possession or Control Requirement Under Rule 15c3-3" are not applicable.



Independent Auditors' Supplementary
Report on Internal Control

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Wedgewood Partners, Inc. as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 8, 2013


ANDERS
CPAs + ADVISORS

**Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to an Entity's
SIPC Assessment**

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Wedgewood Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating Wedgewood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wedgewood Partners, Inc.'s management is responsible for Wedgewood Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Anders Minkler Huber & Helm LLP

February 8, 2013



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039356 FINRA DEC
WEDGEWOOD PARTNERS INC
9909 CLAYTON RD
SAINT LOUIS MO 63124-1120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY L. GUERRERIO

2. A. General Assessment (item 2e from page 2) $ 18,725.16

    B. Less payment made with SIPC-6 filed (exclude interest)   (9,030.34)
      7/16/2012
            Date Paid

    C. Less prior overpayment applied   (0)

    D. Assessment balance due or (overpayment)   9,694.82

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

    F. Total assessment balance and interest due (or overpayment carried forward) $ 9,694.82

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 9,694.82

    H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WEDGEWOOD PARTNERS, INC.
(Name of Corporation, Partnership or other organization)
ANTHONY GUERRERIO
(Authorized Signature)

Dated the 16 day of JANUARY , 20 13 .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1 , 20 12
and ending December 31 , 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,429,030

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   853,991.93

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   82,607.00

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.   2,367.00

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions   938,965.93

2d. SIPC Net Operating Revenues $ 7,490,064.07

2e. General Assessment @ .0025 $ 18,725.16

(to page 1, line 2.A.)

2

WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2012



WEDGEWOOD PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
YEAR ENDED DECEMBER 31, 2012

Contents



Independent Auditors' Report

Board of Directors
Wedgewood Partners, Inc.
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wedgewood Partners, Inc. as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wedgewood Partners, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 8, 2013